Morgan Stanley Institutional Fund Trust

522 Fifth Avenue

New York, New York 10036

October 26, 2015

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attn:                    Asen Parachkevov, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund Trust

Securities Act File No. 333-206028

Registration Statement on Form N-14

Dear Mr. Parachkevov:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Morgan Stanley Institutional Fund Trust (the “Fund”), on behalf of Limited Duration Portfolio, a series of the Fund, hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-14 be accelerated so that it will become effective as soon as practicable on October 26, 2015.  The Fund hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Edward J. Meehan, Jr.
Name:	Edward J. Meehan, Jr.
Title:	Assistant Secretary